Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 10, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Agrium Inc.

Form 40-F for Fiscal Year Ended December 31, 2014

Filed on March 5, 2015

File No. 001-14460

On behalf of our client, Agrium Inc. (the “Company”), we hereby submit the responses of the Company to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Lyn Shenk, dated May 29, 2015, relating to the above-referenced Form 40-F for the Fiscal Year Ended December 31, 2014 (the “Filing”). The Staff’s comments are set forth below followed by the Company’s responses.

The Company has asked us to convey the following as its responses to the Staff:

Form 40-F for Fiscal Year Ended December 31, 2014

Exhibit 99.2

Management’s Discussion and Analysis

2014 In Review, page 14

1.	You refer to the term “tuck-in” here and elsewhere in your filing, in particular “tuck-in strategy” on page 58 of MD&A. Please clarify what this term and strategy represent.

Response:

The Company hereby advises the Staff that a “tuck-in” is an existing operating business that has products and services, customers, distribution methods and long-term expected financial performance that are similar to the Company’s current Retail operations. The Company’s “tuck-in strategy” refers to a strategy of growth in our Retail operating segment by acquiring such businesses that are generally individually immaterial.

The Company also advises that it will clarify the nature of its tuck-in strategy in future filings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2015

Liquidity and Capital Resources

Cash Provided by Operating Activities, page 58

2.	You cite the change in non-cash working capital as the primary factor for the reduction of operating cash flow in 2014 as compared to 2013. However, the amount of the unfavorable change in this factor is materially more than the reduction in operating cash flows between 2014 and 2013. In this regard, please include in your analysis material mitigating and other factors that substantially address the total change in operating cash flows between comparable periods. For example, it appears a partial mitigating factor for 2014 is the favorable change in income taxes paid between 2014 and 2013 as reported in the cash flow statement. Please accompany your analysis with a discussion of the underlying factors associated with factors cited as the cause of the variance in operating cash flows.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in the future it will include in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis an analysis of all material mitigating and other factors that substantially address the total change in operating cash flows between comparable periods. The Company will also provide an accompanying discussion of the underlying factors associated with factors cited as the cause of the variance in operating cash flows. The Company advises the Staff that its future filing will include an analysis similar to the following for all periods covered in the financial statements:

“The Company’s cash flows from operations decreased by $455 million from 2013 to 2014. Factors influencing this change included higher cash inflows from customers from increased sales, with collections remaining consistent. However the increased operating cash inflows were more than offset by higher operating cash outflows from higher cost of product sold as a result of lower selling margins, higher selling expenses, and timing of payments to suppliers. The Company made $340 million less in payments for income taxes in 2014 compared to 2013 because of lower instalment requirements in 2014.”

* * * *

Attached hereto is a written statement of the Company providing the acknowledgements requested by the Staff.

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 373-3024 or Christian Kurtz at (416) 504-0524.

Sincerely,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Mr. Charles V. Magro
Ms. Susan Jones
Agrium Inc.

June 10, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Agrium Inc.

Form 40-F for Fiscal Year Ended December 31, 2014

Filed on March 5, 2015

File No. 001-14460

In connection with the response submitted on behalf of Agrium Inc. (the “Company”) on June 10, 2015 regarding the above captioned Form 40-F (the “Filing”), the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

AGRIUM INC.

/s/ Fredrick R. Thun
Fredrick R. Thun
Vice President & Corporate Controller